Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF YOULIFE

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2024 and 2025 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.2 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for the fiscal year 2024 and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on July 17, 2025.

Unless the context otherwise requires, all references in this section to “Youlife,” “we,” “us” or “our” refer to Youlife Group Inc. and its subsidiaries, and, in the context of describing its operations and consolidated and combined financial information, also include the former subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s blue-collar lifetime service market, including, among others, China’s overall economic growth, the competitive environment in China and greater challenges in hiring. In addition, our results of operations and financial condition are also affected by factors driving the blue-collar lifetime service market in China, such as growth of the blue-collar sector. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

Our business mix

We have broad and diversified blue-collar lifetime service offerings, each of which complements and benefits each other and ensures our ability to withstand market while maintaining a strong financial growth trajectory. A shift in our revenue mix would affect our gross profit margin, as the gross profit margin of each business segment varies. Any change in the revenue mix or change in the profitability of any service offering may have a corresponding impact on our overall profitability. We may in the future further adjust our business structure and strategies to improve our profitability. Any further changes on our business mix may affect our profitability.

Our ability to maintain major customers and expand our customer base

Our success is largely dependent on our ability to attract and maintain major customers and expand our customer base, which in turn is affected by our ability to deliver quality services amid a changing landscape of the blue-collar lifetime service industry in China. In 2023 and 2024, and the six months ended June 30, 2025, approximately 25.5% , 30.3% and 26.7% of our total revenue were generated from our top five customers, respectively. There is no guarantee that we will continue to obtain new contracts with these major customers or maintain our relationships with them in the future. In addition, we have a proven record of serving leading domestic and international corporate customers with a deep understanding of their needs and delivery, which we believe would be important to enhance our branding. Our continuous growth will be driven by our ability to expand our customer base to cover more large and medium sized customers of different industries in more cities and regions. In addition, our success will also be affected by our ability to explore relationships with customers focused on emerging industries with great growth potential.

Our ability to keep up with rapid changes in the blue-collar lifetime service industry

Our ability to grow our business and increase profitability largely depends on our ability to keep up with the rapid changes in both market conditions and relevant laws and regulations of the blue-collar lifetime service industry. Government policies have strengthened supervision requirements in the blue-collar lifetime service industry. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the blue-collar lifetime service industry from time to time. Any of these changes in the blue-collar lifetime service industry may result in the prohibition or restriction of certain types of services we offer, or the imposition of new or additional licensing or other requirements could also reduce our revenue and earnings.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net profit/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net profit/loss represents net profit before share-based compensation expenses, fair value gains from financial assets at fair value through profit or loss and deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares. Adjusted EBITDA represents adjusted net profit/loss before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net profit/loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of non-GAAP adjustments. We believe that such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures considering the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	For Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
	(in thousands)
GAAP net profit	1,405	37,572	5,245
Reconciliation item:
Add:
Fair value loss from financial assets at fair value through profit or loss, net of tax impact of nil	21,248	-	-
Non-GAAP adjusted net profit	22,653	37,572	5,245
Add:
Income tax expense	6,063	12,045	1,681
Depreciation	3,212	5,095	711
Amortization	7,912	7,006	978
Interest expense	1,114	1,957	273
Non-GAAP adjusted EBITDA	40,954	63,675	8,888

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations, both in absolute amount and as a percentage of our revenues, for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
	(in thousands)
Revenues	786,068	913,333	127,496
Cost of revenue	(676,187)	(784,828)	(109,558)
Gross profit	109,881	128,505	17,938
Operating expenses:
Selling and distribution expenses	(32,810)	(24,680)	(3,445)
Administrative expenses	(47,709)	(56,422)	(7,876)
Research and development expenses	(5,658)	(1,589)	(222)
Total operating expenses	(86,177)	(82,691)	(11,543)
Operating income	23,704	45,814	6,395
Other income/(expense):
Fair value loss	(21,248)	-	-
Other incomes	6,700	5,657	790
Other expenses	(862)	(370)	(52)
Gain on dissolution of subsidiaries and branches	1,322	638	89
Financial expense, net	(2,148)	(2,122)	(296)
Total other income/(expense), net	(16,236)	3,803	531
Profit before tax	7,468	49,617	6,926
Income tax expenses	(6,063)	(12,045)	(1,681)
Net profit for the year from continuing operations	1,405	37,572	5,245
Net (loss)/profit attribute to non-controlling interests	413	(144)	(20)
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Non-GAAP Financial Data[1]
Adjusted net profit	22,653	37,572	5,245
Adjusted EBITDA	40,954	63,675	8,888

1See “-Non-GAAP Financial Measures.”

Six months ended June 30, 2025 compared to six months ended June 30, 2024

Revenues

Our revenues increased by 16.2% from RMB786.1 million for the six months ended June 30, 2024 to RMB913.3 million (US$127.5 million) for the six months ended June 30, 2025, with increases in revenues generated from employee management services. The increase of our revenues was mainly driven by the growth in employee management services. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended June 30,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	32,875	4.2	17,235	2,406	1.9	(15,640)	(47.6)
Employee management services	683,138	86.8	847,790	118,346	92.8	164,652	24.1
HR recruitment services	12,243	1.6	9,123	1,274	1.0	(3,120)	(25.5)
Market Services	57,812	7.4	39,185	5,470	4.3	(18,627)	(32.2)
Total	786,068	100.0	913,333	127,496	100.0	127,265	16.2

Vocational education services. Revenues generated from vocational education services decreased by 47.6% from RMB32.9 million for the six months ended June 30, 2024 to RMB17.2 million (US$2.4 million) for the six months ended June 30, 2025, primarily due to the decrease in our smart campus services.

Employee management services. Revenues generated from employee management services increased by 24.1% from RMB683.1 million for the six months ended June 30, 2024 to RMB847.8 million (US$118.3 million) for the six months ended June 30, 2025, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands. Compared with the same period, we have developed more than 90 new customers in the six months ended June 30, 2025.

HR recruitment services. Revenues generated from HR recruitment services decreased by 25.5% from RMB12.2 million in the six months ended June 30, 2024 to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2025, primarily due to our traditional manufacturing clients shifted their recruitment demands to outsourcing demands.

Marketing services and solutions. Revenues generated from marketing services and solutions decreased by 32.2% from RMB57.8 million for the six months ended June 30, 2024 to RMB39.2 million (US$5.5 million) for the six months ended June 30, 2025 primarily due to the decrease the scale of selling retail goods via online retail platform.

Cost of revenues

Our cost of revenues increased by 16.1% from RMB676.2 million for the six months ended June 30, 2024 to RMB784.8 million (US$109.6 million) for the six months ended June 30, 2025, primarily attributable to the increases in our labor cost and service fees for employee management services, in line with the increase in revenue.

Operating expenses

Our operating expenses decreased from RMB86.2 million for the six months ended June 30, 2024 to RMB82.7 million (US$11.5 million) for the six months ended June 30, 2025, representing a decrease of 4.0%. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended June 30,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	32,810	4.2	24,680	3,445	2.7	(8,130)	(24.8)
Administrative expenses	47,709	6.1	56,422	7,876	6.2	8,713	18.3
Research and development expenses	5,658	0.7	1,589	222	0.2	(4,069)	(71.9)
Total	86,177	11.0	82,691	11,543	9.1	(3,486)	(4.0)

Selling and marketing expenses. Our selling and marketing expenses decreased by 24.8% from RMB32.8 million for the six months ended June 30, 2024 to RMB24.7 million (US$3.4 million) for the six months ended June 30, 2025, primarily because we reduced related marketing and promotion activities for retail services.

Administrative expenses. Our administrative expenses increased by 18.3% from RMB47.7 million for the six months ended June 30, 2024 to RMB56.4 million (US$7.9 million) for the six months ended June 30, 2025, primarily because we recorded listing expenses of RMB12.5 for the business combination with Distoken Acquisition Corporation.

Research and development expenses. Our research and development expenses decreased by 71.9% from RMB5.7 million for the six months ended June 30, 2024 to RMB1.6 million (US$0.2 million) for the six months ended June 30, 2025, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured the R&D team.

Other income/(expense), net

We incurred other expense, net of RMB16.2 million and other income, net of RMB3.8 million (US$0.5 million) for the six months ended June 30, 2024 and 2025, respectively, primarily due to the fair value losses from our equity investment recorded for the six months ended June 30, 2024.

Income taxes

We recorded a tax expense of RMB6,063 and RMB12,045(US$1,681) for the six months ended June 30, 2024 and 2025, respectively. Changes in the income tax expense primarily due to recognition of deferred tax assets in 2023 which began to be realized in 2024 and 2025.

Net profit

As a result of the foregoing, we recorded net profit of RMB1.0 million and RMB37.7 million (US$5.3 million) for the six months ended June 30, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand, demand deposit.

The following table sets forth a summary of our cash flows for the year presented:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Net cash provided by operating activities	7,603	13,690	1,911
Net cash used in investing activities	(10,880)	(98,512)	(13,751)
Net cash provided by (used in) financing activities	(48,696)	117,319	16,376
Effect of foreign exchange rate changes, net	17	-	-
Net (decrease)/increase in cash and cash equivalents	(51,956)	32,497	4,536
Cash and cash equivalents, beginning of the year	185,425	126,531	17,663
Cash and cash equivalents, ended of the year	133,469	159,028	22,199

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Our net cash provided by operating activities for the six months ended of June 30, 2025 was RMB13.7 million (US$1.9 million), primarily due to our net profit of RMB37.6 million (US$5.2 million), as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included listing expenses of RMB12.5 million. Changes in the working capital mainly included (i) a decrease in trade and bills payables of RMB1.6 million (US$0.2 million); (ii) an increase in other payables and accruals of RMB4.4 million (US$0.6 million); (iii) an increase in trade receivables of RMB50.6 million (US$7.1 million); and (iv) a decrease in deferred tax assets, net of RMB11.5 million(US$1.6 million).

Our net cash provided by operating activities for the six months ended of June 30, 2024 was RMB7.6 million, primarily due to our net profit of RMB1.4 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value losses from financial assets at fair value through profit or loss of RMB21.2 million and reversal of impairment of accounts receivables and other receivables of RMB10.8 million. Changes in the working capital mainly included (i) a decrease in trade and bills payables of RMB4.8 million; (ii) a decrease in other payables and accruals of RMB23.9 million; and (iii) a decrease in prepayments, other receivables and other assets of RMB19.0 million.

Investing activities

Our net cash used in investing activities for the six months ended June 30, 2025 was RMB98.5 million (US$13.8 million), primarily due to cash used in purchase of long-term investments.

Our net cash used in investing activities for the six months ended June 30, 2024 was RMB10.9 million, primarily due to (i) net cash paid for business acquisitions of RMB9.6 million, and (ii) cash used in purchase of items of property and equipment of RMB1.1 million.

Financing activities

Our net cash used in financing activities for the six months ended June 30, 2025 was RMB117.3 million (US$16.4 million), primarily due to proceed from PIPE investors of RMB141.2 million(US$19.7 million).

Our net cash used in financing activities for the six months ended June 30, 2024 was RMB48.7 million, primarily due to repayment of advances from third parties of RMB38.4 million.

Capital Expenditures

We did not incur capital expenditures in the relevant periods. Capital expenditures primarily represent capital payment to the new vocational facility. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

The following table set forth our contractual obligations as of June 30, 2025:

Payment Due by Period
	Total	Within One Year	More Than One Year
	(RMB in thousands)

Operating lease obligation	36,309	7,963	28,346

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Internal Control over Financial Reporting

Prior to this Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management and independent registered public accounting firm have completed the assessment and audit of our internal control over financial reporting, and they did not find any internal control issue.

As a company with less than US$1.235 billion in revenue for the last year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●	our future business development, financial condition and results of operations;

●	the expected growth of the relevant markets;

●	our expectations regarding demand for and market acceptance of our services;

●	expected changes in our revenues, costs or expenditures;

●	general business, political, social and economic conditions in China and the relevant markets where we have operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.